Mail Stop 0407


      April 12, 2005


Gary Labrozzi
President
Brandmakers, Inc.
721 Crandon Blvd.
Suite 308
Key Biscayne, Florida  33149

	RE:  	Brandmakers, Inc.
      Preliminary Schedule 14C
      Filed on April 1, 2005
      File No. 0-28184

Dear Mr. Labrozzi:

	As we indicated in our prior letter, we have limited our review of your information statement to consideration of your disclosure concerning your delinquency in periodic reporting and related matters, and we have the following comments. Please revise your information statement to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1. We note your revision to indicate that "management is
endeavoring
to undertake a turnaround and bring the Registrant into
compliance."
Yet this and the other revisions in the Schedule 14C do not convey with what rules or regulations you are not in compliance or the extent of your noncompliance. Therefore please include in a prominent place in the Schedule 14C that you have not filed your 2003 fiscal year Form 10-K and subsequent periodic reports, as you have been obligated to do under the Securities Exchange Act of 1934.


2. The revisions to the Schedule 14C also do not discuss why you have agreed to issue post-split common stock to your former officers and directors and the aggregate percentage of outstanding post-split common stock the former officers and directors will be issued. Please add this information to your revisions.

3. Please explain what you mean by "Any further proposed agreements or understandings to issue, or reserve for future issuance, any of the additional shares of common stock which would be authorized by the amendment, other than:". Do you presently intend to issue post-split shares to anyone not already described in the information statement?

4. Please file your revised preliminary Schedule 14C that is responsive to our comments on EDGAR using the submission tag
"PRER14C".


*	*	*	*

	Where appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of any revision to expedite our review. Please furnish a cover letter with your revised preliminary information statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your filing and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Cheryl Grant, Staff Attorney, at (202) 942-
1916,
or me, at (202) 942-1797, with any questions.


					Sincerely,



					Michele Anderson
					Legal Branch Chief
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Mr. Labrozzi
Brandmakers, Inc.
April 12, 2005
Page 2